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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                         CHESAPEAKE ENERGY CORPORATION
                                (Name of Issuer)

                       CHESAPEAKE ENERGY MARKETING, INC.
                       (Name of Person Filing Statement)

                   7% CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                  165 167 30 5
                                  165 167 20 6
                     (CUSIP Number of Class of Securities)


                               MARCUS C. ROWLAND
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                       CHESAPEAKE ENERGY MARKETING, INC.
                           6100 NORTH WESTERN AVENUE
                         OKLAHOMA CITY, OKLAHOMA 73118
                                 (405) 879-9232
          (Name, Address and Telephone Number of Person Authorized to
       Receive Notices and Communications on Behalf of the Person Filing
                                 the Statement)

                                    Copy to:
                               G. MICHAEL O'LEARY
                             ANDREWS & KURTH L.L.P.
                             600 TRAVIS, SUITE 4200
                              HOUSTON, TEXAS 77002
                                 (713) 220-4200

                                 APRIL 22, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

Transaction Valuation: *$10,000,000                 Amount of Filing Fee: $2,000

* For purposes of calculating fee only. Assumes the purchases of 666,667 shares at $15.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable  Form or Registration No.: Not applicable
Filing Party:           Not applicable  Date Filed:               Not applicable

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ITEM 1.  SECURITY AND ISSUER.

(a) The name of the issuer is Chesapeake Energy Corporation ("Chesapeake Energy"), and the address of its principal executive offices is 6100 North Western Avenue, Oklahoma City, Oklahoma 73118.

(b) This Schedule 13E-4 relates to the Offer by Chesapeake Energy Marketing, Inc. ("the Company"), a wholly owned subsidiary of Chesapeake Energy, to purchase up to 666,667 shares (or such lesser number of shares as are properly tendered) of 7% Cumulative Convertible Preferred Stock, par value $.01 per share, of Chesapeake Energy (the "Preferred Shares"), at a price of $15.00 per Preferred Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the offer to purchase, dated April 22, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits
         (a)(1) and (a)(2). As of April 16, 1999, Chesapeake Energy had issued and outstanding 4,600,000 shares of Preferred Stock. The information set forth on the cover page and under "Price Range of Preferred Stock; Dividends" and "Certain Information About Chesapeake Energy and the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

(c) The Preferred Stock is listed for trading on the New York Stock Exchange under the symbol "CHK_p." On April 20 , 1999, the last practicable day prior to the announcement of the Offer, the closing price on the NYSE was $18 per share. The information set forth under "Price Range of Preferred Stock; Dividends" is incorporated herein by reference.

(d) Chesapeake Energy is the issuer of the Preferred Stock. Chesapeake Energy Marketing, Inc., 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, a wholly owned subsidiary of Chesapeake Energy, is the person filing this Schedule 13E-4.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b). The information set forth under "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(f). The shares of Preferred Stock to be acquired by the Company pursuant to this Offer will not be retired. The information set forth on the cover page and under "Number Of Preferred Shares; Proration; Extension of The Offer," "Background and Purpose of the Offer" and "Certain Information About Chesapeake Energy and the Company; General Information" in the Offer to Purchase is incorporated herein by reference.

(g)-(j). Not applicable.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

The information set forth in "Transactions and Arrangements Concerning the Preferred Stock" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

The information set forth in "Background and Purpose of the Offer" and "Transactions and Arrangements Concerning the Preferred Stock" in the Offer to Purchase is incorporated herein by reference.



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ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

(a)-(b). The information set forth in "Certain Information About Chesapeake Energy and the Company; General Information," "Summary Historical Financial Information" and "Certain Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference. In addition, Chesapeake Energy's Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999, and Chesapeake Energy's Current Report on Form 8-K filed on April 1, 1999 are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

(a)      None.

(b) The information set forth in "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

(d)      Not applicable.

(e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Form of Offer to Purchase dated April 22, 1999.

(a)(2)   Form of Letter of Transmittal.

(a)(3)   Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 22, 1999.

(a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated April 22, 1999.

(b)      Not applicable.

(c)(1) Second Amended and Restated Loan Agreement between Aubrey K. McClendon and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.1 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31, 1998)

(c)(2) Second Amended and Restated Loan Agreement between Tom L. Ward and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.2 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31,
         1998)

(d)-(f)  Not applicable.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 1999

                                       CHESAPEAKE ENERGY MARKETING, INC.



                                       By: /s/ Marcus C. Rowland
                                           -------------------------------------
                                           Marcus C. Rowland
                                           Vice President and Chief
                                           Financial Officer



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                               INDEX TO EXHIBITS

EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

  (a)(1)   Form of Offer to Purchase dated April 22, 1999.

  (a)(2)   Form of Letter of Transmittal.

  (a)(3)   Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated April 22, 1999.

  (a)(5) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated April 22, 1999.


  (c)(1) Second Amended and Restated Loan Agreement between Aubrey K. McClendon and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.1 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31, 1998)

  (c)(2) Second Amended and Restated Loan Agreement between Tom L. Ward and Chesapeake Energy Marketing, Inc., dated effective December 31, 1998 (incorporated herein by reference to Exhibit 10.4.2 from Chesapeake Energy's Annual Report on Form 10-K for the year ended December 31,
           1998)